

July 9, 2021

Justin English
Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

> **Re: Salt Blockchain Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed June 29, 2021**
> **File No. 000-56283**

Dear Mr. English:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G

Facing Page

1. While we understand that you do not have a principal executive office, please revise the facing page to include your primary business telephone number.

Item 1. Business, page 1

2. We note your revised disclosure in response to comment 1. However, we are unable to locate Q&A disclosure addressing whether the tokens currently have any intrinsic value or use. Therefore, we partially reissue the comment.

Digital Asset-Backed Loans, page 3

3.   We note your response to prior comment 2. Since you do not currently maintain or plan to originate any such loans, please also remove the reference to digital-asset denominated loans on page 3.

Item 2. Financial Information. Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Income, page 49

4.   We note your response to prior comment 6. You state you do not believe it is necessary to disclose information regarding outstanding loans by consumer and business borrowers as management of the Company does not consider such distinction in the type of borrowers when making loans and therefore does not believe such information is material. However, we note your disclosure on page 57 that the applicable interest rates for loans will vary based on several factors, including the business or consumer status of the borrower. Considering this information, it appears that disclosure of average loans and interest rates by consumer and business borrowers is material information. Please revise your disclosures accordingly.

Critical Accounting Policies and Estimates, page 55

5.   We have reviewed your response to prior comment 10. You state that, at the time of your initial coin offering, your Platform was operational to support SALT token sales but did not have the functionality to support your lending business. Tell us how you considered the guidance in ASC 730-20, *Research and Development Arrangements.* In this regard, explain how you considered whether the company had an obligation to further develop the SALT Lending Platform in conjunction with the SALT token offering.

6.   In your response to prior comment 10, you reference the SALT Token holder's right of return. You indicate that the SALT Token Liability on your Consolidated Balance Sheets represents this right of return held at maximum redemption value. Please clarify the circumstances under which a token holder could return their tokens, prior to the claims process.

7.   We note your response to prior comment 19. Please revise your disclosure in Critical Accounting Policies and Estimates related to derivatives to include similar disclosures to those added on page F-10.

Item 15. Financial Statements and Exhibits
Exhibits Index, page 87

8.   We note your revised disclosure and response to comment 14. However, as your revised disclosure does not appear to address the second and third bullets of comment 14, we partially reissue our prior comment. Please revise your disclosure to clearly state whether each of the binding arbitration, class action waiver and jury trial waiver

provisions contained in the SALT Token Terms & Conditions filed as Exhibit 4.2 applies to claims under the federal securities laws and, if so, in each applicable case, revise your disclosure and the SALT Token Terms & Conditions to state that by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. As applicable, please also revise to ensure that each of these provisions in the SALT Token Terms & Conditions clarifies its applicability.

9. Noting your revised disclosure on page 38 in response to comment 15 that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in section 12(h) of the SALT Token Terms & Conditions states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Borrower Collateral and Custody Assets, page F-10

10. We continue to evaluate your responses to prior comments 17, 18, and 29. We may have further comments.

General

11. Please revise your next amendment to provide updated interim financial statements. Refer to the updating requirements of Rule 8-08 of Regulation S-X.

12. In response to comment 32, you state that "[p]rior to accepting new digital assets as collateral, [you] review a number of factors, including, in particular, the asset's CRC asset rating, the intended use case for the asset, the asset's current market capitalization and trading volume, whether the asset is built on a blockchain supported by [your] custody providers, and any additional risks that may arise due to supporting a new digital asset." Please further revise to discuss whether there are any limits or parameters regarding your review of such factors and provide illustrative examples, as appropriate. Also please briefly explain the meaning of the term "CRC asset rating."

13. We note your revisions in response to comment 32 and your inclusion of XRP as one of the underlying digital assets. Please tell us whether you have engaged in any lending transactions involving XRP. Please also tell us the implications for your business given the SEC action involving XRP.

14. We note your revised disclosure and response to comment 33 indicating that you have entered into arrangements with third parties that represent short-term borrowing entered into in the ordinary course of business. As previously requested, please revise to disclose the material terms of such arrangements. Alternatively, please tell us how you concluded that this information is not material.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance